Contact

www.linkedin.com/in/avidanross (LinkedIn)
www.avidanross.com (Personal)

## Top Skills

Investments
Strategic Planning
Asset Managment

# Avidan Ross

Partner at Root Ventures. Funding Technical Risk at Seed.
San Francisco, California, United States

## Summary

Founding Partner of Root Ventures, a deep-tech seed fund run by engineers, for engineers.

## Experience

### Root Ventures
Founding Partner
May 2013 - Present (10 years 6 months)
San Francisco Bay Area

Early Stage Venture investments. Highly thesis driven.
We are looking for engineering risk -- startups that require significant engineering to launch and/or target engineers as their customers

### Particle
Board Member
2014 - Present (9 years)

### nTopology
Board Member
2015 - Present (8 years)

### Esper
Board Member
2018 - Present (5 years)

### Nautilus Labs
Board Member
2016 - Present (7 years)

### Phaidon
Author: Where to Drink Coffee
April 2012 - November 2012 (8 months)

Drove cross country drinking coffee and collecting hand written lists of the best roasters and cafes.

Inspired my book: https://www.amazon.com/Where-Drink-Coffee-Avidan-Ross/dp/0714873926

### Food Network
TV Pilot Host / Food Robotics
October 2011 - April 2012 (7 months)

Hosted a TV show pre-pilot, “Weapons of Mass Consumption”. We built a fire breathing 60-second pizza oven. The show never aired due to a fire ball eating my co-host's eyebrows.

### CIM Group, L.P.
Chief Technology Officer / Investments
March 2004 - September 2011 (7 years 7 months)

Responsible for establishing the company’s technical vision and leading all aspects of the company’s technology investment and development. Focused the company’s strategic direction, development, and future growth. Investing in technology, energy, and infrastructure. Aggregate $15 billion under management.

### Excite@Home
Network Software Engineering Intern
January 2000 - September 2000 (9 months)

Built network traffic monitoring systems to help define the DOCSIS hardware specification. Paving the foundation for the connected home, by eliminating one 56k modem at a time.

## Education

### Columbia University in the City of New York
Bachelor's degree, Computer Science